Exhibit 99.1

UCI Holdings Limited

UCI Holdings Limited Announces ABL Credit Facility

LAKE FOREST, Ill. — September 30, 2015 – UCI Holdings Limited (the “Company”), the parent company of UCI International, LLC, today announced that it and certain of its subsidiaries entered into a senior secured asset-based revolving credit facility with an aggregate lender commitment of up to $125 million. Extensions of credit under the facility will be limited by a borrowing base calculated based on eligible inventory and eligible accounts receivable, subject to certain reserves and other adjustments.

The proceeds of the loans made under the facility on closing were used to refinance in full, and terminate, all amounts due or outstanding under the Company’s existing credit agreement and to pay related fees and expenses.

About UCI International, LLC

UCI International, LLC is among North America’s largest and most diversified companies servicing the vehicle replacement parts market. We supply a broad range of products to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. Our customer base includes leading aftermarket companies as well as a diverse group of original equipment manufacturers.

Contacts

UCI Holdings Limited

Ricardo Alvergue, Chief Financial Officer (847) 482-4165